UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION AND TROPOS PARTNER TO DELIVER INNOVATIVE MUNICIPAL WIRELESS BROADBAND SOLUTIONS, dated March 6, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 6, 2006	By:	/s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber,                       CFOCarmen Deville
+972 3 645 6252                +760-517-3188
                +760-517-3187
dafna.gruber@alvarion.com           carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION AND TROPOS PARTNER TO DELIVER INNOVATIVE
MUNICIPAL WIRELESS BROADBAND SOLUTIONS

Partnership Combines Companies’ Market Leading Technologies and Products
To Offer Cost Effective, Easy to Deploy Broadband Networks

---

Mountain View and Sunnyvale, California, March 6, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks and Tropos, the world’s leading provider of Wi-Fi mesh systems, today announced their agreement to jointly target the municipal broadband market with a combination of their market leading technologies and products to enable municipalities to easily deploy cost effective broadband networks.

Combining Alvarion’s recently released BreezeACCESS™ 4900 for the 4.9 GHz band licensed for the U.S. public safety market and its market leading BreezeACCESS® VL for the 5 GHz unlicensed band with Tropos’s field proven MetroMesh™ Wi-Fi products, offers municipalities the ability to quickly and inexpensively deploy broadband, from access to backhaul, as a single flexible, robust network. Since the combined solution supports both fixed and mobile users, customers benefit from both companies’ expertise in engineering and design of complex municipal network architectures. The companies are already jointly engaged in numerous high profile projects across the U.S.

“With the intense public sector interest in broadband applications, combining our market leading wide area broadband solution with Tropos’ Wi-Fi mesh systems creates a unique offering for municipalities and other government organizations wanting to implement broadband,” commented Amir Rosenzweig, President of Alvarion, Inc. “The broadband capacity, advanced security, and non line-of-sight performance of the BreezeACCESS 4900 for licensed public safety deployments and the BreezeACCESS VL for deployments using the 5 GHz unlicensed band make them ideal systems for multipoint backhaul of the Tropos MetroMesh access clouds. Together, we have greatly strengthened our position toward immediate and future municipal opportunities.”

With advanced OFDM technology, the BreezeACCESS platform enables high-capacity, non line-of-sight connections, while offering a host of advanced features to support scalability and advanced applications like VoIP and video. Enabling point-to-multipoint backhauling of Wi-Fi mesh clouds, BreezeACCESS systems can also be used to access devices such as sensors, cameras and traffic systems located throughout a city. To meet the rigorous security demands of public safety networks, BreezeACCESS 4900 is FIPS-197 certified and employs federally approved AES encryption.

“We expect great opportunities from the partnership between Tropos and Alvarion,” said Ron Sege, CEO of Tropos Networks. “Our customers demand flexible and reliable wireless broadband solutions, and this agreement allows us to continue building best-of-breed metro-scale Wi-Fi mesh systems, while leveraging Alvarion’s multipoint expertise to supply the capacity injection into the mesh clouds using a combination of 4.9 GHz, licensed and 5 GHz, unlicensed spectrum. Our combined experience in this market is completely unmatched, which adds tremendous value to this offering and creates a win- win situation, for Tropos, for Alvarion, and especially communities across the country.”

Tropos MetroMesh is the world’s most deployed Wi-Fi mesh solution, offering municipalities an economically compelling alternative for providing broadband access to mobile municipal workers, residents and small businesses. Municipal police, fire and EMS departments have been among the first to adopt metro-scale Wi-Fi mesh networks. High-speed, in-field data access dramatically improves public safety officer effectiveness and efficiency by getting critical information in their hands on the street.  Additionally, the open-standards Wi-Fi access of the Tropos MetroMesh architecture allows diverse revenue possibilities for municipal and service provider customers.

About Tropos
Tropos Networks is the proven leader in delivering ubiquitous, metro-scale Wi-Fi mesh network systems. Our mission is to enable wireless broadband access everywhere for everyone through innovative, low-cost and simple products, software tools and services. We have deployed larger and longer-operating systems in more municipalities than any other company in our industry. Our unique expertise includes high-performance mesh software development, mesh RF engineering, metro-scale network planning, deployment and optimization, and navigating the municipal approval process. Tropos Networks is headquartered in Sunnyvale, California. For more information, please visit www.tropos.com, call 408-331-6800 or write to info@tropos.com.

Tropos Networks, Tropos, MetroMesh, PWRP and Metro-Scale Mesh Networking Defined are trademarks of Tropos Networks, Inc. All other brand or product names are trademarks or registered trademarks of their respective holder(s).

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

Press Contact: Tropos

Scott Green
CLS Communications, Inc.
650-679-9044
teamgreen@rcn.com

Press Contact : Alvarion
Heather Mills
+1.972.341.2512
hmills@golinharris.com
IR Contact: Alvarion
Carmen Deville
650.314.2653
carmen.deville@alvarion.com